Mail Stop 4561


								March 27, 2006


By U.S. Mail and facsimile to (205) 933-3043


Mr. Kirk P. Pressley
Chief Accounting Officer
Compass Bancshares, Inc.
15 South 20th Street
Birmingham, Alabama  35233

Re:	Compass Bancshares, Inc.
	Item 4.01 Form 8-K
      Filed March 17, 2006
	File No. 001-31272

Dear Mr. Pressley:

We have completed our review of your response to our letter dated
March 22, 2006, regarding the need to file an Item 4.01 Form 8-K and have no further comments at this time.
							Sincerely,



							Matthew Komar
							Staff Accountant
Kirk P. Pressley
Compass Bancshares, Inc.
March 22, 2006
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